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                            June 29, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 14 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed June 23, 2023

       Dear Dean Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

       Amendment No. 14 to Registration Statement on Form F-1

       Capitalization, page 44

   1. We note your inclusion of footnote (4), which appears to be a discussion for a non-GAAP measure of net loss.
Please delete this footnote from within the table and also the related disclosure in
footnote (4)(i) through (vi), and the sentence that immediately follows regarding your
recurring net losses during the period.

   2. Refer to the pro forma column in the table. Based on your newly inserted disclosure that this column gives
effect to the conversion of debt of US$630,000 for the issuance of
                                                        221,533 ordinary
shares, it appears the Notes payable line item amount should reflect a
 Dean Huge
Innovation Beverage Group Ltd
June 29, 2023
Page 2
         balance of US$931,131 and the total capitalization should be US$1,856,831 rather than
         US$2,846,931. Please revise. Further, the pro forma as adjusted column should be revised accordingly to reflect the IPO and application of the net proceeds, including the repayment of US$600,000 of notes payable to the seller of Reg Liquors LLC.
Exhibits

3. Notwithstanding your assertion in your response to comment 2 that corresponding changes were made, we are not able to locate the revisions nor a written justification for why the cited language is appropriate. We therefore reissue comment 2 of our prior letter.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Huge                                    Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                               Division of
Corporation Finance
June 29, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName